NEEDWORKING, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2022 AND 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Annual Financial Statements (Unaudited):



Independent Accountant's Review Report

To Management of: Needworking, Inc.

We have reviewed the accompanying financial statements of Needworking, Inc. (the company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the company's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair   presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the   AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for   them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Needworking, Inc. (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has yet to generate revenue and has relied on owner investments to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Tesseract Advisory Group LLC

_____

Tesseract Advisory Group, LLC

OWINGS MILLS, MD

July 10, 2023

NEEDWORKING, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	December 31, 2022	December 31, 2021
Assets		
Current assets:		
Cash	$ 1,935	$ 10,995
Total current assets	1,935	10,995
Software development costs, net	195,000	120,000
Total assets	$ 196,935	$ 130,995
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 9,552	$ 978
Total current liabilities	9,552	978
Total liabilities	9,552	978
Stockholders' Equity:		
Preferred stock, $0.001 par value; 2,000,000 shares authorized; zero issued and outstanding at December 31, 2022 and 2021	-	-
Common stock, $0.001 par value; 1,000,000 shares authorized and 1,000,000 and 180,000 issued and outstanding at December 31, 2022 and 2021, respectively	1,000	180
Additional paid-in capital	211,475	139,312
Accumulated deficit	(25,092)	(9,475)
Total stockholders' equity	187,383	130,017
Total liabilities and stockholders' equity	$ 196,935	$ 130,995

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NEEDWORKING, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Year ended December 31, 2022	Year ended December 31, 2021
Revenue	$ -	$ -
Operating expenses:		
Advertising and marketing	11,514	2,300
General and administrative	4,103	6,675
Total expenses	15,617	8,975
Operating loss	(15,617)	(8,975)
Loss before income taxes	(15,617)	(8,975)
Income tax benefit, net	-	-
Net loss	$ (15,617)	$ (8,975)

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NEEDWORKING, INC.
Consolidated Statement of Stockholders' Equity
(UNAUDITED)

| | Common Stock | | Series A Preferred Stock | | Additional Paid-In- | Accumulated | | Total |
	Shares	Amount	Shares	Amount	Capital	Deficit		
Balances at January 1, 2021 (unaudited)	- $	-	- $	- $	- $	(500)	$	(500)
Issuance of common stock	180,000	180	-	-	139,312	-		139,492
Issuance of preferred stock	-	-	-	-	-	-		-
Net income/(loss)	-	-	-	-	-	(8,975)		(8,975)
Balances at December 31, 2021 (unaudited)	1,800,000 $	180	- $	- $	139,312 $	(9,475)	$	130,017

| | Common Stock | | Series A Preferred Stock | | Additional Paid-In- | Accumulated | | Total |
	Shares	Amount	Shares	Amount	Capital	Deficit		
Balances at January 1, 2022 (unaudited)	180,000 $	180	- $	- $	139,312 $	(9,475)	$	130,017
Issuance of common stock	820,000	820	-	-	72,163	-		72,983
Issuance of preferred stock	-	-	-	-	-	-		-
Net income/(loss)	-	-	-	-	-	(15,617)		(15,617)
Balances at December 31, 2022 (unaudited)	1,000,000 $	1,000	- $	- $	211,475 $	(25,092)	$	187,383

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NEEDWORKING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Year Ended December 31,	
	2022	**2021**
Cash flows from operating activities:		
Net loss	$ (15,617)	$ (8,975)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	8,574	478
Net cash used in operating activities	(7,043)	(8,497)
Cash flows from investing activities:		
Capitalized software development costs	(75,000)	(120,000)
Net cash used in investing activities	(75,000)	(120,000)
Cash flows from financing activities:		
Proceeds from issuance of common stock	72,983	139,492
Net cash provided by financing activities	72,983	139,492
Net change to cash and cash equivalents	(9,060)	10,995
Cash at beginning of period	10,995	-
Cash at end of period	$ 1,935	$ 10,995
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying Notes are an integral part of these Consolidated Financial Statements.

Note 1 — The Company

Needworking, Inc. ("Needworking," the "Company," "we," "our" or "us") is an efficient social networking platform designed to connect with others on topic related matters, promote networking events, and space. Our core principles are to break down the barriers and create a diverse, inclusive platform where people can connect based on what one has a desire to learn and others who have the desire to help or give. Founded in 2021, we are headquartered in Baltimore, MD.

Note 2 — Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 —Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Revenue Recognition

For revenue from product sales, the Company recognizes revenue in accordance with Financial Accounting Standards Board "FASB" Accounting Standards Codification "ASC" 606. A five-step analysis must be met as outlined in Topic 606: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations, and (v) recognize revenue when (or as) performance obligations are satisfied. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue for which the product has not been delivered or is subject to refund until such time that the Company and the customer jointly determine that the product has been delivered or no refund will be required. The Company has no revenue or deferred revenue in the years ending December 31, 2022 and 2021.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Cash Equivalents

For the purpose of the Company's financial statements, the Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. The Company's funds are held in a business checking account and had no cash equivalents as of December 31, 2022, and 2021.

Concentrations of Credit Risk

Financial instruments and related items which potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, and trade receivables. The Company places its cash and temporary cash investments with credit quality institutions. At times, such investments may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. To reduce its risk associated with the failure of such a financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits. As of December 31, 2022, the Company had no accounts in excess of FDIC insured limits. No losses have been incurred by the Company as a result of such excesses of FDIC limits.

Software Development Costs

In accordance with ASC 985-20, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes certain costs related to the development of new software products or the enhancement of existing software products for use in our product offerings. These costs are capitalized from the point in time that technological feasibility has been established, as evidenced by a working model, or detailed working program design to the point in time that the product is available for general release to customers. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed and managed products. Software development costs are amortized on a straight-line basis over the estimated remaining economic lives of the products, beginning when the software is placed into service. We evaluate the future recoverability of capitalized software development costs on at least an annual basis.

Impairment of Long-lived Assets

The Company regularly reviews property, equipment, software development costs, and other long-lived assets for possible impairment. This review occurs annually, or more frequently, if events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Based upon management's assessment, there was no impairment of the Company's software development costs at December 31, 2022 and 2021.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of approximately $25,000 and $9,000 and unamortized software development costs of $195,000 and $120,000 as of December 31, 2022 and 2021, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 29.25% and has used this rate to derive net deferred tax assets of approximately $65,000 and $38,000 as of December 31, 2022 and 2021, respectively, resulting from its net operating loss carryforward and book/tax differences. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2022 and 2021. The Company files U.S. federal and state income tax returns. The 2022 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Recent Accounting Pronouncements

Intangibles – Goodwill and Other – Internal-Use Software

In August 2018, the FASB issued ASU 2018-15, which addresses a customer's accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. Under the new guidance, customers will apply the same criteria for capitalizing implementation costs as they would for an arrangement that has a software license. The Company has concluded that the impact on its consolidated financial statements and related disclosures is not material.

Fair Value

In August 2018, the FASB issued ASU 2018-13, which is guidance that changes the fair value measurement disclosure requirements of ASC 820. The Company has concluded that the impact on its consolidated financial statements and related disclosures is not material.

Income Taxes

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes" which removes certain exceptions related to intra-period tax allocations and deferred tax accounting on outside basis differences in foreign subsidiaries and equity method investments. Additionally, it provides other simplifying measures for the accounting for income taxes. The new standard is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The Company has concluded that the impact on its consolidated financial statements and related disclosures is not material.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying consolidated financial statements.

Note 4 — Capitalized Software Development

Capitalized software development costs at December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
Software development cost	$ 195,000	$ 120,000
Less: accumulated amortization	-	-
Software development cost, net	$ 195,000	$ 120,000

The Company was in development stage during the years ended December 31, 2022, and 2021 and no amortization expenses related to capitalized software were incurred. There was no impairment reported as of December 31, 2022.

Note 5 — Related Party Transactions

Office Lease

The Company has a no cost month-to-month rental agreement with an affiliated company which is owned by the Company's Chief Executive Officer.

Due to Officer

From time to time the Chief Executive Office may advance funds for operating purposes. There were no balances outstanding as of December 31, 2022, and 2021.

.

Note 6 — Stockholders' Equity

Common Stock

The Company has authorized and issued 1,000,000 and 180,000 shares of common stock with a par value of $.001per share at December 31, 2022, and 2021, respectively.

During the years ended December 31, 2022, and 2021, the Company issued 820,000 and 180,000 shares of common stock to the Chief Executive Officer for proceeds of $72,983 and $139,492, respectively.

Note 7 — Subsequent Events

In accordance with ASC 855 "Subsequent Events", the Company evaluated subsequent events after December 31, 2022, through the date these unaudited consolidated financial statements were issued and has no transactions or events requiring disclosure except as noted below:

On June 21, 2023, the Company filed with the Secretary of State of Delaware Amended and Restated Articles of Incorporation (the "Amended and Restated Articles") that had the effect of designating 50,000,000 shares of the authorized capital stock of the Company as common stock, par value $0.001 and 2,000,000 shares of the authorized capital stock of the Company as preferred stock, par value $0.001, with the powers, preferences and rights, and the qualifications, limitations and restrictions designated by the Company's board of directors.

The Amended and Restated Articles increased the number of authorized shares of common stock of the Company from 1,000,000 to 50,000,000 shares for the purpose of, among other things, effecting a ten-for-one stock split of the Common Stock as part of the Amendment.